UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2007
Commission File Number 001-13908
AMVESCAP PLC
(Translation of registrant’s name into English)
30 Finsbury Square
London EC2A 1AG
England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F     ☑      Form 40-F     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐      No      ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURES
EX-99.1 INDENTURE, DATED 4-17-07
EX-99.2 FIRST SUPPLEMENTAL INDENTURE, DATED 4-17-07
EX-99.3 GLOBAL NOTE
EX-99.4 GUARANTEE
EX-99.5 OPINION OF ALSTON & BIRD LLP
EX-99.6 OPINION OF LINKLATERS LLP
EX-99.7 PRESS RELEASE DATED 4-17-07

     On April 17, 2007, AMVESCAP PLC (the “Company”) issued and sold $300 million aggregate principal amount of 5.625% Senior Notes due 2012 (the “Notes”) pursuant to an underwriting agreement, dated April 11, 2007, between the Company, A I M Management Group Inc., A I M Advisors, Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc. (collectively, the “Guarantors”), and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and UBS Securities LLC as representatives of the underwriters. The Notes are registered under the Company’s shelf registration statement on Form F-3 (Registration No. 333-141995).
     The Notes were issued under the base indenture, dated as of April 17, 2007, between the Company, the Guarantors and The Bank of New York Trust Company, N.A., as trustee (the “Trustee”), and a supplemental indenture dated as of April 17, 2007, between the Company, the Guarantors and the Trustee (the supplemental indenture and the base indenture are referred to herein as the “Indenture”). Interest on the Notes will be payable semiannually on April 17 and October 17 of each year, beginning on October 17, 2007. The Notes will mature on April 17, 2012.
     The Company intends to use the net proceeds from the offering to repay amounts outstanding under its revolving credit facility and for general corporate purposes.
     The Indenture contains customary events of default including the failure to pay any principal of (or any premium on) the Notes, failure to pay interest within 30 days of its due date, and certain bankruptcy related events, upon the occurrence of which the Trustee or the holders of 25% in principal amount of the Notes may accelerate the entire principal amount of the Notes to be immediately due and payable.
     The contents and exhibits of this Form 6-K are hereby incorporated by reference to the Company’s registration statement on Form F-3 filed on April 10, 2007.
The following exhibits are filed herewith:

Exhibit No.	Description
99.1	Indenture dated April 17, 2007, by and among AMVESCAP PLC, A I M Management Group Inc., A I M Advisors, Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc. and The Bank of New York Trust Company, N.A., as trustee.

99.2	First Supplemental Indenture dated April 17, 2007, by and among AMVESCAP PLC, A I M Management Group Inc., A I M Advisors, Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc. and The Bank of New York Trust Company, N.A., as trustee.

99.3	Global Note

99.4	Guarantee

99.5	Opinion of Alston & Bird LLP

99.6	Opinion of Linklaters LLP

99.7	Press Release dated April 17, 2007

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMVESCAP PLC
Date: April 18, 2007	By:	/s/ Michael S. Perman
Michael S. Perman
Company Secretary